Exhibit 99.1

	Series 307

	Gross Artwork Sale Proceeds	$745,000.00
(+)	Cash on Balance Sheet	$120.00
(-)	Sale Expenses Charged to Issuer	$0.00
=	Net Liquidation Proceeds	$745,120.00
(-)	Class B Shares	$(100.00)
(-)	Class B Profit Share	$(33,700.00)
=	Distributable Proceeds to Class A Shares	$711,320.00
(/)	Total Class A Shares Outstanding	28,826 *
=	Distributable Proceeds per Class A Share	24.68
(/)	Initial Offering Price per Class A Share	20.00
=	Multiple on Invested Capital (MOIC)	1.23

	Offering period
	Cash Receipt Date	12/8/2025
(-)	Final Offering Close Date	9/28/2023
=	Days from final close to cash receipt	802
(/)	Days of year	365
=	IRR Period (in years)	2.20

	IRR Calculation
	MOIC	1.23
	IRR Period (in years)	2.20
	IRR	10.0%

*Reflects 951 Class A shares issued and held by Masterworks Administrative Services, LLC in respect of administrative service fees.